Mail Stop 4561
								May 2, 2007



Mr. Gary Pendleton
President
Ohio State Bancshares, Inc.
111 South Main Street
Marion, Ohio 43302

Re:	Ohio State Bancshares, Inc.
      Schedule 13E-3A
      Filed April 16, 2007
      File No. 005-55033

      Revised Preliminary Proxy Statement on Schedule 14A
      Filed April 16, 2007
      File No. 000-28648


Dear Mr. Pendleton:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Preliminary Proxy Statement

Fairness of the Stock Splits, page 4

1. We note your response to comment  9 of our letter to you dated
March 23, 2007. As we requested, expressly address, on page 6, the limited ability of shareholders to sell shares if they want to be cashed out.


Advantages of the Stock Splits, page 6

2. We note your response to comment 6 of our letter to you dated March 23, 2007. Please revise your claim, in the last bullet point that "the Stock Splits will reduce expenses related to administering small stockholder accounts" to clarify that actual operating expenses will not be reduced as a result of the Stock Splits but time devoted by employees to administering stockholder accounts will be reduced.


Special Factors

Alternatives to the Stock Splits, page 24

3. We note your responses to comment 10 of our letter to you dated March 23, 2007. Please revise your discussion of Cash-Out Merger as follows:
* explain how providing dissenters rights would have made it "impossible" for you to calculate the cost of the transaction "with reasonable certainty" given the Board`s analysis and determination that the price offered is fair and the fairness opinion and valuation report of Austin Associates; and
* identify the "potential" regulatory concerns relating to your capital requirements, including a discussion of your current compliance with capital requirements.


Fairness of the Stock Splits, page 26

4. We note your responses to comment 11 of our letter to you dated March 23, 2007. Please revise the section entitled "Potential Ability to Control Decision to Remain a Holder of or Liquidate the Corporation`s Shares" to revise your statement, on the eight and ninth lines that there is "a limited trading market for the Corporations shares" to reflect the fact that the stock is not listed on any established securities market and trades infrequently.

5. We note your responses to comment 12 of our letter to you dated March 23, 2007. Please revise the section entitled "Market Value Considerations," to disclose in the second paragraph the number of shares purchased by Community Banc Investments in each transaction and the price of each purchase.


Market Price and Dividend Information, page 72

6. We note your responses to comment 13 of our letter to you dated March 23, 2007. Please update the information to provide current information as of the most recent available date.








      * * * * * * * * * * * * *








      As appropriate, please amend your proxy statement and Schedule
13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filings or in
response to our comments on your filings.
      You may contact either Jonathan E. Gottlieb at (202) 551-
3416
or me at (202) 551-3448 if you have any questions

								Sincerely,



								Jessica Livingston
								Attorney - Advisor

cc:	David J. Mack, Esquire
	Shumaker, Loop & Kendrick LLP
	North Courthouse Square
      1000 Jackson Street
	Toledo Ohio 43604-5573




Mr. Gary Pendleton
Ohio State Bancshares, Inc.
May 2, 2007
Page 1